KEMA Partners LLC
Report Pursuant to Rule 17a-5 (d)
Financial Statements
For the Year Ended December 31, 2019

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 067600

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KEMA Partners LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

309 LaVerne Ave
(No. and Street)

Mill Valley (City) CA (State) 94941 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Howard W. Cann 415-383-4743
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alvarez & Associates, Inc. Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 165 (Address) Northridge (City) CA (State) 91324 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Howard W. Cann, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KEMA Partners LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Partner
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Marin
Subscribed and sworn to (or affirmed) before me on this 11th day of feb, 2020 by Howard W. Cann proved to me on the basis of satisfactory evidences to be the person who appeared before me.
Notary Public

LISA A. WALSMITH
Notary Public - California
Marin County
Commission # 2307460
My Comm. Expires Oct 28, 2023



ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and Members of KEMA Partners LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of KEMA Partners LLC (the "Company") as of December 31, 2019, the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I and II ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2018.
Northridge, California
February 18, 2020

818-451-4661
9221 Corbin Avenue Suite 165
Northridge, California 91324
www.AAICPAs.com


KEMA Partners LLC
Statement of Financial Condition
December 31, 2019



Assets


Cash	$ 80,286
Accounts receivable	437,485
Prepaid expense	15,842
Total assets	**$ 533,613**


Liabilities & Members' Equity


Liabilities

Accounts payable and accrued expenses	$ 412,179
Deferred profit	8,200
Total liabilities	**420,379**

Members' equity

Members' equity	113,234
Total members' equity	**113,234**
Total liabilities and members' equity	**$ 533,613**


KEMA Partners LLC
Statement of Income
For the Year Ended December 31, 2019


Revenues

Advisory and retainer fees	$	1,660,668
Private placement fees		1,178,625
Investment banking fees		4,406,867
Supervisory fees		111,670
Refund of state tax		3,400
Total revenues		7,361,230

Expenses

Professional fees	5,845,412
Commission expense	1,000,087
Communications	20,977
Occupancy and equipment rental	4,200
Regulatory fees	6,671
Other operating expenses	29,257
Total expenses	6,906,604
Net income (loss) before income tax provision	454,626

Income tax provision		-
Net income (loss)	$	454,626


The accompanying notes are an integral part of these financial statements.


KEMA Partners LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2019

Balance December 31, 2018	$ 143,608
Members' distributions	(485,000)
Net income (loss)	454,626
Balance December 31, 2019	$ 113,234

KEMA Partners LLC
Statement of of Cash Flows
For the Year Ended December 31, 2019

Operating activity - direct method		
Cash received from client fees	$	6,823,056
Cash received from other income		101,551
Cash used in professional fees		(5,453,360)
Cash used in commission expense		(998,749)
Cash used in communications		(20,922)
Cash used in occupancy and equipment rental		(4,200)
Cash used in regulatory fees		(10,326)
Cash used in other operating expenses		(27,322)
Cash used in interest		-
Cash received from (used in) income tax withheld from distributed earnings		(420)
Cash received from (used in) income taxes		3,400
Cash received from (used in) operating activity	$	412,708
Investing activity		-
Financing activity		
Distribution of earnings		(485,000)
Cash received from (used in) financing activity		(485,000)
Change in cash		(72,292)
Cash at beginning of year		152,578
Cash at end of year	$	80,286
Supplemental disclosure of cash flow information		
Cash paid for (refund of) income and franchise taxes	$	(3,400)
Operating cash flows - indirect method		
Net Income (Loss)	$	454,626
Decrease (Increase) in A/R		(374,512)
Decrease (Increase) in Prepd Expense		201
Increase (Decrease) in A/P and Accrued Expenses		324,896
Increase (Decrease) in Deferred Profit		7,497
Cash received from (used in) operating activity	$	412,708

The accompanying notes are an integral part of these financial statements.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

KEMA Partners LLC (the "Company") was organized as a California Limited Liability Company (LLC) in November 2006. In August 2007, the Company became a registered broker/dealer in securities under the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company is engaged to provide private placement of securities, mergers, acquisitions, and other financial advisory services.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(i), the Company does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Accounts receivable are stated at face amount with no allowance for doubtful accounts. Uncollectible amounts are written off at the time individual receivables are determined to be uncollectible. There was $0 in bad debt expense for the year ended December 31, 2019.

The Company, with the consent of its Members, has elected to be a California Limited Liability Company. For tax purposes the Company is treated like a partnership, therefore in lieu of business income taxes, the Members are taxed on the Company's taxable income. Accordingly, no provision or liability for Federal Income Taxes is included in these financial statements.

The Company shares its office space with one of its members under the terms of an expense sharing agreement, which is cancellable with reasonable notice. This agreement is not subject to FASB *ASC 842, Leases*. The Company records shared expenses monthly as billed.

Note 2: RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

Effective January 1, 2019, the Company adopted the new FASB accounting standard *ASC 842, Leases*, which governs the accounting and reporting of leases by lessees. Lessor accounting and reporting is largely unchanged. ASC 842 generally applies to leases that have a lease term greater than 12 months at lease commencement, or that include an option to purchase the underlying asset the Company is reasonably certain to exercise. ASC 842's principal changes are: 1) recognizing leases on the Statement of Financial Condition by recording a Right-of-use asset and a Lease liability; 2) changes in lease expense recognition during the lease term based on its classification as an Operating lease or Finance lease; and 3) expanded disclosures of lease agreements, costs and other matters.

The Company shares space with one of its members under an expense sharing agreement that is not subject to ASC 842 due to the short-term lease exemption. The adoption of ASC 842 had no effect on the Company's financial statements for the year ended December 31, 2019.

Note 3: REVENUE FROM CONTRACTS WITH CUSTOMERS

All revenue is from contracts with customers for four types of fees: (1) investment banking fees earned in connection with mergers, acquisitions and restructuring transactions, (2) securities placement fees earned in connection with structuring and the private placement of debt and equity securities, (3) other financial advisory service fees, and (4) fees to supervise independent contractor registered representatives.

Registered representatives are billed fees monthly for daily supervision. Supervisory fee revenue is recognized when billed.

Success fees on investment banking services and securities placement are recognized as revenue when the transaction is finalized, funded and the associated performance obligations are completed. All success fees are calculated as a percentage of gross proceeds of a financing or a percentage of transaction value of a sale.

Retainer fees are billed in accordance with the terms of the customer agreement ("terms"). The recognition of retainer fee revenue may be deferred so the revenue is recognized as the associated performance obligations are completed in accordance with the terms. Retainer fees are typically non-refundable and may be applied against the subsequent success fee, if any.

Note 3: REVENUE FROM CONTRACTS WITH CUSTOMERS, continued

When a success fee is billed to which retainer fees paid are applied, retainer fee revenue is reversed so that the success fee is presented at gross.

Revenue from other advisory service fees is recognized as the services are performed in accordance with the terms.

A percentage of the fees for investment banking services, securities placement, other advisory services and retainers is distributed to registered representatives when the customer pays the fee. The liability for distributions is recorded when the receivable from the customer is recorded.

Expense for the distribution of success fees from securities placements is recognized when the revenue is recognized, and is in commission expense on the Statement of Income. Expense for the distribution of success fees from investment banking services, and for fees from other advisory services, is recognized when the revenue is recognized, and is in professional fees on the Statement of Income.

Expense for the distribution of retainer fees may be deferred and recognized when the associated revenue is recognized, and is in professional fees on the Statement of Income. The deferred retainer fee revenue and its related expense are recorded at net on the Statement of Financial Condition as deferred profit of $8,200. Deferred retainer fee revenue at December 31, 2019 was $129,500 and the related deferred expense was $121,300. There are no other incremental costs to obtain or fulfill contracts with customers.

Note 4: INCOME TAXES

The Company is subject to a California limited liability company gross receipts tax, with a minimum franchise tax. As of December 31, 2019, there is no income tax provision because overpayments for 2018 were applied to the 2019 return.

The Company is required to file income tax returns in both federal and state tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. For federal purposes, the statute of limitations is three years. Accordingly, the company is no longer subject to examination of federal returns filed more than three years prior to the date of these financial statements. The statute of limitations for state purposes is generally three years, but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of December 31, 2019, neither the IRS nor the California Franchise Tax Board has proposed an adjustment to the Company's tax position.

Note 5: RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with one of its members, whereby the member provides office space for the Company. For the year ended December 31, 2019, the Company incurred $2,400 in rent expenses, included in occupancy expense on the Statement of Income.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

Note 6: COMMITMENTS AND CONTINGENCIES

The Company has no commitments, no contingent liabilities, and had not been named as defendant in any lawsuit at December 31, 2019 or during the year then ended.

Note 7 SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based on this review, the Company has determined that there were no events that took place that would have a material impact on its financial statements.

Note 8: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2019, the Company had net capital of $51,907 which was $23,882 in excess of its required net capital of $28,025; and the Company's ratio of aggregate indebtedness ($420,379) to net capital was 8.10 to 1, which is less than the 15 to 1 maximum allowed.

KEMA Partners LLC
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2019

Computation of net capital		
Members' equity	$ 113,234	
Total members' equity		$ 113,234
Less: Non-allowable assets		
Accounts receivable, in excess of related payable	(45,485)	
Prepaid expenses	(15,842)	
Total non-allowable assets		(61,327)
Net capital		51,907
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 28,025	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		(28,025)
Excess net capital		$ 23,882
Ratio of aggregate indebtedness to net capital	8.10 : 1	

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2019.

See report of independent registered accounting firm

KEMA Partners LLC
Schedule II – Computation for the Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements for Broker Dealers Pursuant to SEC Rule 15c3-3
As of December 31, 2019

The Company is exempt from the provision of Rule 15c3-3 under paragraph (k)(2)(i) in that the Company carries no accounts, does not hold funds or securities for, or owe money or securities to customers. The Company will effectuate all financial transactions on behalf of its customers as an introducing broker-dealer. Accordingly, there are no items to report under the requirements of this rule.

KEMA Partners LLC
Report on Exemption Provisions
Pursuant to 17 C.F.R. § 15c3-3(k)
For the Year Ended December 31, 2019





ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Members of KEMA Partners LLC:

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) KEMA Partners LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which KEMA Partners LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) KEMA Partners LLC stated that KEMA Partners LLC met the identified exemption provisions throughout the year ended December 31, 2019 without exception. KEMA Partners LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about KEMA Partners LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

Northridge, California
February 18, 2020

818-451-4661

9221 Corbin Avenue Suite 165
Northridge, California 91324
www.AAICPAs.com

KEMA PARTNERS

Assertions Regarding Exemption Provisions

We, as members of management of KEMA Partners, LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the year ended December 31, 2019.

KEMA Partners, LLC

By:

DocuSigned by:

578D464D97DB4D1...

Howard W. Cann
Managing Partner

*309 LaVerne Ave., Mill Valley, CA 94941 *** 415-383-4743*
Member SIPC and FINRA

KEMA Partners LLC
Report on the SIPC Annual Assessment
Pursuant to Rule 17a-5(e)4
For the Year Ended December 31, 2019







ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON APPLYING AGREED-UPON PROCEDURES**

Board of Directors of KEMA Partners LLC:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by KEMA Partners LLC and the SIPC, solely to assist you and SIPC in evaluating KEMA Partners LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019. KEMA Partners LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on KEMA Partners LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures; other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of KEMA Partners LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

Northridge, California
February 18, 2020

818-451-4661
9221 Corbin Avenue Suite 165
Northridge, California 91324
www.AAICPAs.com


KEMA Partners LLC
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended December 31, 2019


	Amount
Total assessment	$ 10,869
SIPC-6 general assessment	
Payment made on July 23, 2019	(6,187)
SIPC-7 general assessment	
Payment made on February 14, 2020	(4,682)
Total assessment balance	
(overpayment carried forward)	$ -